UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported):

October 15, 2024

SLINGSHOT USA, LLC
(Exact name of issuer as specified in its Certificate of Formation)

Delaware	87-3004954
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1209 Orange Street Wilmington, DE 19801
(Full mailing address of principal executive offices)

(858) 999-7975
(Issuer’s telephone number, including area code)

Preferred Units
(Title of each class of securities issued pursuant to Regulation A)

 Item 9. Resignation of Manager

On October 12, 2024, David Michael Brett Johnson provided written notice of his resignation as a Manager of Slingshot USA, LLC, effective immediately, pursuant to Section 6.13(b) of the Company’s Operating Agreement. Section 6.13(b) states: “The Manager may resign at any time by delivering a written resignation to the Company, which resignation shall be effective upon receipt thereof...”

Mr. Johnson’s decision to resign was based on other business commitments that require substantial time and focus. He determined that he would not be able to dedicate the necessary attention and involvement to serve the Company effectively.